UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

XBIOTECH INC.
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

98400H102
(CUSIP Number)

December 31, 2023
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[x] Rule 13d-1(d)

1The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes ).

SCHEDULE 13G

CUSIP No.	98400H102

1	Names of Reporting Persons
W. Thorpe McKenzie
2	Check the appropriate box if a member of a Group (see instructions)
(a) [ ] (b) [ ]
3	Sec Use Only

4	Citizenship or Place of Organization
USA
Number of Shares	5	Sole Voting Power
Beneficially Owned by		2,864,971 (1)
Each Reporting Person	6	Shared Voting Power
With:		106,288(3)
	7	Sole Dispositive Power
2,864,971(1)
	8	Shared Dispositive Power
106,288(3)

9	Aggregate Amount Beneficially Owned by Each Reporting Person
2,971,259(1)(2)

10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ]
11	Percent of class represented by amount in row (9)
9.68%(4)
12	Type of Reporting Person (See Instructions)
IN

(1)	These figures include shares of common stock underlying stock options held by the Reporting Person, including options that are immediately exercisable within 60 days of December 31, 2023.

(2)	Includes 66,748 shares held by the McKenzie Foundation, 31,864 shares held by Mr. McKenzie’s spouse and 7,676 shares held in a Trust for Mr. McKenzie’s stepchildren.

(3)	The Reporting Person’s spouse owns, controls and holds sole dispositive power to 31,864 shares for which the Reporting Person disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein. The Reporting Person’s Foundation owns, controls and holds sole dispositive power to 66,748 shares for which the Reporting Person disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein. The Reporting Person’s stepchildren owns, controls and holds sole dispositive power to 7,676 shares for which the Reporting Person disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.

(4)	The percentage is calculated based upon 30,436,964 shares outstanding as of December 31, 2023.

Item 1.

(a)	Name of Issuer:

XBiotech Inc.

(b)	Address of Issuer’s Principal Executive Offices:

5217 Winnebago Ln, Austin, TX 78744

Item 2.

(a)	Name of Person Filing:

W. Thorpe McKenzie

(b)	Address of Principal Business Office or, if None, Residence:

832 Georgia Avenue, Suite 1100

Chattanooga, TN 37402

(c)	Citizenship:

USA

(d)	Title and Class of Securities:

Common Shares, no par value

(e)	CUSIP No.:

98400H102

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	◻	Broker or dealer registered under Section 15 of the Act;

(b)	◻	Bank as defined in Section 3(a)(6) of the Act;

(c)	◻	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	◻	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	◻	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	◻	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	◻	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	◻	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	◻ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

	(j)	◻ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Not Applicable

Item 4.	Ownership

As of December 31, 2023

(a)	Amount Beneficially Owned:

2,971,259(1)(2) shares

(b)	Percent of Class:

9.68%(4)

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

2,864,971(1) shares

(ii)	Shared power to vote or to direct the vote:

106,288(3)

(iii)	Sole power to dispose or to direct the disposition of:

2,864,971 (1) shares

(iv)	Shared power to dispose or to direct the disposition of:

106,288 (3)

(1)	These figures include shares of common stock underlying stock options held by the Reporting Person, including options that are immediately exercisable within 60 days of December 31, 2023.

(2)	Includes 66,748 shares held by the McKenzie Foundation, 31,864 shares held by Mr. McKenzie’s spouse and 7,676 shares held in a Trust for Mr. McKenzie’s stepchildren.

(3)	The Reporting Person’s spouse owns, controls and holds sole dispositive power to 31,864 shares for which the Reporting Person disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein. The Reporting Person’s Foundation owns, controls and holds sole dispositive power to 66,748 shares for which the Reporting Person disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein. The Reporting Person’s stepchildren owns, controls and holds sole dispositive power to 7,676 shares for which the Reporting Person disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.

(4)	The percentage is calculated based upon 30,436,964 shares outstanding as of December 31, 2023.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not Applicable

Item 8.	Identification and classification of members of the group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certifications.

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 7, 2024

/s/ W. Thorpe McKenzie

W. Thorpe McKenzie